

March 12, 2015

Joseph DuRant
Chief Executive Officer
Cirque Energy, Inc.
Penobscot Building, Suite 3274
645 Griswold Street
Detroit, MI 48226

      Re: Cirque Energy, Inc.
              Revised Preliminary Proxy Statement on Schedule 14A
              Response dated February 25, 2015
              File No. 000-52438

Dear Mr. DuRant:

      We have reviewed your responses to the comments in our letter dated March 11, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 2. Please furnish financial statements that meet the requirements of Instructions 5 and 7 to Item 14 of Schedule 14A prior to filing a definitive proxy statement. In addition, please update the sections of your proxy statement, such as Management's Discussion and Analysis of Financial Condition and Results of Operations (p. 20), in conjunction with the updated financials. Please refer to the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Accountants' Report

2. File an accountants' report with the definitive proxy statement, complying with Rule 12b-11 of the Exchange Act Rules. A copy of the manually signed

accountants' report should be retained for five years. See Instruction 5 to Item 14 of Schedule 14A, and Rule 302 of Regulation S-T.

Cover and Proxy Card

3. Please revise the cover of your proxy statement and the proxy card to clearly mark them as "preliminary."

Notice of Special Meeting of Stockholders

4. Please expand the description of the third proposal to briefly describe the reasons for the authorization of 900,000,000 additional shares, including the authorization of the shares needed to close the Cirque II acquisition and the availability of such shares to cover future debt conversions and other capital needs.

Executive Compensation, page 26

Summary Compensation Table, page 26

5. Please update the compensation table to include the executive compensation amounts for the most recent fiscal year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Joseph DuRant
Cirque Energy, Inc.
March 12, 2015
Page 2

Please contact Julia Griffith at (202) 551-3267 or, in her absence, me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Henry Nisser
Sichenzia Ross Friedman Ference LLP